

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2014

Via E-mail
Martin S. McDermut
Chief Financial Officer
Vitesse Semiconductor Corporation
741 Calle Plano
Camarillo, CA 93012

> **Re: Vitesse Semiconductor Corporation**
> **Form 10-K for Fiscal Year Ended September 30, 2013**
> **Filed December 5, 2013**
> **File No. 1-31614**

Dear Mr. McDermut:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1.   On page 13 of the 10-K, you indicate that in each of the past three fiscal years your top five OEM customers included either "Huawei" or "Huawei Technologies". Furthermore, you state that for the fiscal year 2011 Huawei Technologies accounted for approximately 10.9% of your product revenues. We note recent negative publicity regarding Huawei Technologies' operations in Iran, including articles and other documents that allege that Huawei Technologies assisted the Iranian regime in tracking opposition figures by installing tracking equipment for telecommunications providers in Iran. Iran is designated by the Department of State as a state sponsor of terrorism and is subject to U.S. economic sanctions and export controls. Please discuss for us the potential for your relationship with Huawei to have an adverse impact upon your reputation and share value in light of the negative publicity regarding the activities of Huawei Technologies.

2.   On pages 43, 47 and 78 of the 10-K, you disclose net revenue figures for the "EMEA" area, which includes Sudan and Syria. We note that a 2013 news article states that your significant customer Huawei has a market presence in Sudan and Syria. We note also that Alcatel-Lucent, another company you identify as a significant customer, discusses on page 40 of its 20-F filed March 13, 2013 its revenues attributable to Cuba, Sudan and Syria. Cuba, Sudan and Syria are designated by the Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Sudan and Syria, if any, whether through subsidiaries, affiliates, distributors, partners, resellers, customers, or other direct or indirect arrangements. Your response should describe any services, products, information or technology you have provided to Cuba, Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by their governments.

3.   Please discuss the materiality of any contacts with Cuba, Sudan and Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan and Syria.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
Assistant Director
Division of Corporation Finance

Tracy Kern
Vitesse Semiconductor Corporation